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TYPE:   424B3
SEQUENCE:       1
DESCRIPTION:        PROS. SUPPLEMENT FILED PURSUANT TO RULE 424(B)(3)

                                      Filed under Rule 424(c) of Regulation C
                                                   SEC File Number: 333-81399

PROSPECTUS SUPPLEMENT
(To Prospectus Dated September 21, 1999)


                            3,794,874 TOTAL SHARES

                           AASTROM BIOSCIENCES, Inc.
                                 COMMON STOCK

    The information in this prospectus supplement concerning the total number of shares of common stock to be sold pursuant to this prospectus, the revised risk factor and the additional risk factor, each as set out below, supplements the statements set forth on the first page and under the Risk Factors heading in the prospectus. Capitalized items used and not defined herein shall have the meanings given to them in the prospectus.

    The total number of shares to be sold pursuant to this prospectus supplement is 3,794,874.

                                 RISK FACTORS

We Cannot Be Certain That We Will Be Able To Raise The Required Capital to Conduct Our Operations and Develop Our Products.

We will require substantial capital resources in order to conduct our operations and develop our products. Based on our declining level of capital resources and our current financing alternatives, we recently reduced our operations to align the existing resources with our focus on pursuing corporate strategic alternatives, including a possible merger or acquisition. This reduction in our operating activities has negatively impacted our ability to develop our products. Aastrom anticipates that its available cash and expected interest income will only be sufficient to finance its current activities into early 2000. If we can not obtain additional funding, Aastrom will be forced to further substantial reductions in the scope and size of its operations and has only a very limited amount of capital to sustain its operations, even at a reduced scale. This estimate is based on certain assumptions, which could be negatively impacted by the matters discussed under this heading and elsewhere under the caption "Risk Factors." In order to resume our earlier activities, grow and expand our business, and to introduce our product candidates into the marketplace, Aastrom will need to raise additional funds. We will also need additional funds or a collaborative partner to finance the research and development activities of Aastrom's product candidates for the expansion of additional cell types.

Aastrom's future capital requirements will depend upon many factors, including:

 .    continued scientific progress in its research and development programs;

 .    costs and timing of conducting clinical trials and seeking regulatory approvals and patent prosecutions;

 .    competing technological and market developments;

 .    the ability of Aastrom to establish additional collaborative relationships;
     and

 .    effective commercialization activities and facilities expansions if and as required.

Because of our long-term funding requirements, we may attempt to access the public or private equity markets if and whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time. This additional funding may not be available to Aastrom on reasonable terms, or at all. If adequate funds are not available, Aastrom may be required to further delay or terminate research and development programs, curtail capital expenditures, and reduce business development and other operating activities.

Our Stock May Be Delisted From Nasdaq, Which Could Affect the Market Price and Liquidity.

    We are required to meet certain financial tests (including a minimum bid price of our common stock of $1.00 and $5 million in tangible net-worth) to maintain the listing of our common stock on the Nasdaq National Market. As a result of recent price fluctuations, our common stock price has fallen below the minimum level and we have been notified that our common stock will be delisted if the Company does not regain compliance with the minimum listing requirements prior to February 16, 2000, unless an exemption is granted. If that happened the market price and liquidity of our Common Stock would be impaired.

          The date of this prospectus supplement is December 8, 1999.